UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 28, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 28, 2018, regarding the incorporation of a company within the framework of Turkey’s automobile project.

Istanbul, June 28, 2018

Announcement Regarding the Incorporation of a Company within the Framework of Turkey’s Automobile Project

With reference to our announcement dated November 2, 2017, and following the work undertaken by Joint Initiative Group, in which our Company is a party, the incorporation and registration procedures of “Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.”, which is established primarily to produce electric passenger car and to carry out supporting activities within the framework of the Turkey’s Automobile Project, have been completed. Our Company participates as a founding partner with 19% shareholding in the respective company.

Board Decision Date for Acquisition	:	28.03.2018

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	Yes

Title of Non-current Financial Asset Acquired	:	Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	To produce mainly electric passenger car and to carry out supporting activities

Capital of Noncurrent Financial Asset	:	TRY 20,000,000

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:	28.06.2018

Acquisition Conditions	:	Timed

Detailed Conditions if it is a Timed Payment	:	¼ of capital subscribed as per the articles of association of the company is paid before registry, remaining ¾ will be paid in the following 3 months after registry.

Nominal Value of Shares Acquired	:	TRY 3,800,000

Purchase Price Per Share	:	TRY 1

Total Purchasing Value	:	TRY 3,800,000

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	19%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	19%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	19%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.01%

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	0.02%

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	-

Agreement Signing Date if Exists	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Date and Number of Valuation Report	:	-
Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 28, 2018	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 28, 2018	By:	/s/Bulent Aksu
		Name:	Bulent Aksu
		Title:	Chief Financial Officer